

December 4, 2013

Via E-mail
Todd A. Brooks
President and Chief Executive Officer
ZaZa Energy Corporation
1301 McKinney Street, Suite 2850
Houston, TX 77010

> **Re:** **ZaZa Energy Corporation**
> **Post-Effective Amendment No. 6 to Form S-1**
> **Filed November 12, 2013**
> **File No. 333-184036**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 6 to Form S-1

General

1.   We note that you previously indicated in Post-Effective Amendment No. 5 to Form S-1 filed on August 14, 2013 that the registration statement related to the resale of 27,226,223 shares of your common stock. In Post-Effective Amendment No. 6, you appear to have increased the number of shares of common stock to 27,433,244. We direct your attention to Rule 413 under the Securities Act of 1933, as amended. Please explain why you believe you may use Post-Effective Amendment No. 6 to increase the number of shares of common stock.

Exhibits

2.   We note that with respect to Exhibits 10.47, 10.48 and 10.49, you are incorporating by reference to Exhibit 10.1 to your Form 10-Q filed on November 12, 2013. However, it appears that Exhibits 10.48 and 10.49 should instead incorporate by reference Exhibits 10.2 and 10.3, respectively. Please revise.

Exhibits 5.1 and 23.3

3.   We note that with respect to the opinion of Andrews Kurth LLP regarding legality of the securities, you have indicated that such opinion was previously filed. Please file a new legality opinion with your next amendment, and also an updated consent from Andrews Kurth.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Caroline Kim at (202) 551-3878 or Laura Nicholson at (202) 551-3237 with any questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director